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Exhibit 21.1

Subsidiaries of Global Geophysical Services, Inc.

As of December 31, 2010

Entity	Jurisdiction of Organization
Global Geophysical Services, Ltd.	Cayman Islands
Global Geophysical Services SpA	Chile
Global Geophysical Services S.A.	Ecuador
Global Geophysical Services, S. de R.L. de C.V.	Mexico
GGS Mexico Services, S. de R.L. de C.V.	Mexico
Global Servicos Geofisicos, Ltda.	Brazil
Global Geophysical Services Nigeria Ltd.	Nigeria
Autoseis, Inc.	Texas, United States
GGS International Holdings, Inc.	Texas, United States
Global Microseismic Services, Inc.	Texas, United States
Paisano Lease Co., Inc.	Texas, United States
Global Eurasia, LLC	Delaware, United States

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  Exhibit 21.1
Subsidiaries of Global Geophysical Services, Inc. As of December 31, 2010